FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding power generation within China in the first quarter of 2017 of Huaneng Power International, Inc. (the “Registrant”); and

2.          An announcement regarding issue of super short-term debentures of the Registrant;

Each made by the Registrant on April 19, 2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

POWER GENERATION WITHIN CHINA INCREASED BY 24.89% IN THE FIRST QUARTER OF 2017

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (“Huaneng Power” or “the Company”) , for the first quarter of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 95.988 billion kWh, representing an increase of 24.89% over the same period last year. Total electricity sold by the Company amounted to 90.496 billion kWh, representing an increase of 24.44% over the same period last year. For the first quarter of 2017, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB405.97 per MWh, representing an increase of 1.02% over the same period last year.

The main reasons attributable to the increase in the Company’s power generation were: 1. the Company’s acquisition of power assets in Heilongjiang, Jilin and Shandong areas was conducive to the substantial increase in the level of power generation of the Company; and 2. the Company’s thermal power generation in central China and eastern China rose year-on-year.

The power generation (in billion kWh) by each region of the Company’s domestic power plants are listed below:

Region	Power Generation		Electricity sold
	January to March 2017	Change	January to March 2017	Change
*Heilongjiang Province	3.233	10.40%	3.031	10.83%
*Coal-fired	3.114	11.41%	2.914	11.89%
*Wind-power	0.120	-10.63%	0.117	-10.26%
*Jilin Province	2.001	6.52%	1.875	8.01%
*Coal-fired	1.796	3.20%	1.683	3.16%
*Wind-power	0.142	68.17%	0.136	138.03%

Region	Power Generation		Electricity sold
	January to March 2017	Change	January to March 2017	Change
*Hydro-power	0.007	480.57%	0.007	492.92%
*Biomass power	0.055	7.04%	0.049	6.92%
Liaoning Province	5.210	1.33%	4.878	0.83%
Coal-fired	5.134	0.95%	4.803	0.42%
Wind-power	0.068	39.05%	0.067	39.24%
Hydro-power	0.001	-85.63%	0.001	-85.59%
PV	0.0078	–	0.0075	–
Inner Mongolia	0.049	1.48%	0.048	1.57%
Wind-power	0.049	1.48%	0.048	1.57%
Hebei Province	2.867	-4.01%	2.690	-4.74%
Coal-fired	2.812	-4.94%	2.653	-5.14%
Wind-power	0.045	57.18%	0.028	2.70%
PV	0.0099	–	0.0093	–
Gansu Province	3.182	19.87%	3.026	18.80%
Coal-fired	2.876	24.39%	2.730	22.96%
Wind-power	0.305	-10.69%	0.296	-9.45%
Beijing	2.389	-2.40%	2.214	-2.02%
Coal-fired	1.086	-9.28%	0.945	-9.28%
Combined Cycle	1.303	4.19%	1.269	4.18%
Tianjian	1.768	-19.15%	1.652	-19.72%
Coal-fired	1.630	-1.64%	1.518	-1.54%
Combined Cycle	0.137	-74.03%	0.134	-74.02%
Shanxi Province	2.566	-12.22%	2.428	-12.21%
Coal-fired	1.329	-21.21%	1.226	-21.69%
Combined Cycle	1.237	0.04%	1.203	0.13%
Shandong Province	20.640	129.34%	19.290	128.21%
Coal-fired	20.498	127.76%	19.155	126.61%
*Wind-power	0.124	2.19%	0.118	2.91%
*PV	0.0181	160.84%	0.0172	204.72%
Henan Province	5.983	26.20%	5.641	25.86%
Coal-fired	5.487	15.75%	5.156	15.04%
*Combined Cycle	0.476	0.12%	0.466	0.08%
Wind-power	0.020	–	0.019	–

Region	Power Generation		Electricity sold
	January to March 2017	Change	January to March 2017	Change
Jiangsu Province	9.886	-1.05%	9.372	-1.52%
Coal-fired	8.749	-4.89%	8.278	-5.34%
Combined Cycle	0.915	44.23%	0.898	43.92%
Wind-power	0.222	41.45%	0.196	32.18%
Shanghai	5.162	6.30%	4.902	6.23%
Coal-fired	4.655	3.40%	4.406	3.23%
Combined Cycle	0.507	43.09%	0.496	43.22%
Chongqing	2.656	1.19%	2.480	1.60%
Coal-fired	2.129	-4.00%	1.966	-3.82%
Combined Cycle	0.528	29.41%	0.515	29.48%
Zhejiang Province	6.259	3.24%	6.011	3.44%
Coal-fired	6.171	3.36%	5.925	3.56%
Combined Cycle	0.079	-12.92%	0.077	-13.02%
PV	0.0094	422.58%	0.0092	475.55%
Hubei Province	4.040	4.20%	3.791	3.81%
Coal-fired	3.935	3.17%	3.689	2.73%
Wind-power	0.066	118.10%	0.065	119.89%
Hydro-power	0.039	18.70%	0.037	17.53%
Hunan Province	2.550	29.40%	2.391	28.47%
Coal-fired	2.315	32.98%	2.159	32.07%
Wind-power	0.153	23.61%	0.151	23.76%
Hydro-power	0.082	-22.50%	0.081	-22.53%
Jiangxi Province	4.531	5.65%	4.339	5.82%
Coal-fired	4.478	5.12%	4.287	5.28%
Wind-power	0.053	83.35%	0.052	83.76%
Anhui Province	1.503	-7.19%	1.443	-6.68%
Coal-fired	1.452	-9.15%	1.392	-8.71%
Wind-power	0.034	–	0.033	–
Hydro-power	0.018	-17.37%	0.018	-17.39%
Fujian Province	1.843	14.65%	1.738	14.75%
Coal-fired	1.843	14.65%	1.738	14.75%
Guangdong Province	4.003	4.26%	3.841	4.42%
Coal-fired	3.999	4.13%	3.836	4.29%

Region	Power Generation		Electricity sold
	January to March 2017	Change	January to March 2017	Change
PV	0.0049	–	0.0048	–
Yunnan Province	0.980	4.37%	0.910	5.38%
Coal-fired	0.830	-2.29%	0.764	-2.00%
Wind-power	0.150	67.40%	0.146	73.94%
Guizhou	0.020	98.35%	0.019	406.76%
Wind-power	0.020	98.35%	0.019	406.76%
Hainan Province	2.668	-12.45%	2.484	-12.68%
Coal-fired	2.607	-12.95%	2.424	-13.24%
Combined Cycle	0.006	-67.55%	0.006	-66.36%
Wind-power	0.033	15.83%	0.032	15.78%
Hydro-power	0.017	201.47%	0.017	212.89%
PV	0.0046	–	0.0046	–
Total	95.988	24.89%	90.496	24.44%

Note:
The remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company’s financial statements since 1 January 2017, and the year-on-year data of which is for information only.

For the first quarter of 2017, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.3% in Singapore, representing a decrease of 0.5 percentage point compared to the same period of last year.

In addition, the cogeneration units No. 1 and No. 2 (100MW) of Huaneng Yingkou Xianrendao Power Plant, the 24 wind power units with a total capacity of 48MW of Hebei Zhuolu Dabao Wind Power Plant (each being wholly owned by the Company) , part of the wind power units with a total capacity of 106.4 WM of Jiangsu Rudong Offshore Wind Power (70% owned by the Company) as well as the 20MW photovoltaic power generation components of Huaneng Shandong Jining Photovoltaic Power Plant (80% owned by the Company) have been put into operation in the first quarter. At the same time, there are changes in the equity interests and the installed capacity in some of the companies in which the Company has equity interests. Based on the above, as of 31 March 2017, the Company had a controlled generation capacity of 101,270MW and an equity-based generation capacity of 89,486MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
19 April 2017

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2014 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 25 June 2015, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the fourth tranche of the Company’s super short-term debentures for 2017 (the “Debentures”). The total issuing amount was RMB4 billion with a maturity period of 90 days whereas the unit face value is RMB100 and the interest rate is 3.60%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company and adjust debts structure.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

1

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
19 April 2017

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 19, 2017